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March 27, 2015

VIA: EDGAR Submission

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.
Registration Statement on Form F-1
File No. 333-202600

Ladies and Gentlemen:

          Natcore Technology, Inc. (the “Registrant”) requested via correspondence filed via the EDGAR system, on March 27, 2015, that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on March 30, 2015, at 4:00 p.m. (the “Acceleration Request”). This firm on behalf of the Registrant here by withdraws the Acceleration Request.

Very truly yours,

LOPRESTI LAW GROUP, PC

By:
Marc X. LoPresti, Esq.